Exhibit 99.5

LORUS THERAPEUTICS INC.
Material Change Report

Section 75(2) of the Securities Act (Ontario)
Section 85(1)(b) of the Securities Act (British Columbia)
Section 146(1)(b) of the Securities Act (Alberta)
Section 84(1)(b) of The Securities Act, 1988 (Saskatchewan)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

1. Reporting Issuer
Lorus Therapeutics Inc.
2 Meridian Road
Toronto, Ontario
M9W 4Z7

2. Date of Material Change
January 16, 2006

3. Press Release
The press release prescribed by section 75(1) of the Securities Act (Ontario) (and attached hereto) was issued at Toronto on January 16, 2006.

4. Summary of Material Change
Lorus Therapeutics Inc. (“Lorus”) announced it had signed a term sheet in respect of a tax assisted financing which, if completed, will raise net cash proceeds of $21.6 million before transaction costs.  In addition, Lorus has reached an agreement with the holder of its $15 million convertible secured debentures (the “Debentures”) The Erin Mills Investment Corporation, subject to the successful completion of the tax assisted financing transaction, to repay the Debentures prior to maturity.

5. Full Description of Material Change
Please see attached press release.

6. Reliance on Confidentiality Provisions of Securities Legislation
Not applicable.

7. Omitted Information
No significant facts remain confidential in, and no information has been omitted from, this report.

8. Senior Officers
For further information please contact
Jim A. Wright,
President and C.E.O., at (416) 798-1200 (ext. 340).

9. Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.
DATED at Toronto, Ontario, this 25th day of January 2006.
By: “Jim A. Wright”
Jim A. Wright
President and C.E.O.
Lorus Therapeutics. Inc.

Contacts:

Lorus Therapeutics Inc.	Media Contacts	US Investor Relations
Grace Tse	Susana Hsu / Emily Brunner	Tim Clemensen
Corporate Communications	Mansfield Communications	Rubenstein & Co.
Tel: (416) 798-1200 ext. 380	(416) 599-0024 / (212) 370-5045	(212) 843-9337
Email: ir@lorusthera.com	susana@mcipr.com / emily@mcipr.com	tim@rir1.com

LORUS ANNOUNCES $21.6 MILLION TAX ASSISTED FINANCING AND REPAYMENT OF CONVERTIBLE DEBENTURES

TSX:	LOR
AMEX:	LRP

TORONTO, CANADA, January 16, 2006 - Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, announced that it has signed a term sheet in respect of a tax assisted financing which, if completed, will raise net cash proceeds of $21.6 million before transaction costs.   The tax assisted financing is managed by Biotechnology Management Corporation (the “Manager”).  The completion of the transaction is subject to a number of conditions precedent, including regulatory and corporate approvals and the completion of legal documentation satisfactory to the parties, and is expected to close on or before February 15, 2006.

Pursuant to the transaction, Lorus intends to licence certain patents relating to product candidates, Virulizin®, GTI-2040 and GTI-2501 (the “Technology”) in designated countries as part of a transfer of Technology businesses (the “Business”) to a limited partnership, PHBLP XLIV Limited Partnership (the “Operating Partnership”).  The Operating Partnership will commercialize the Business pursuant to the patent licence and Lorus (or a wholly-owned subsidiary of Lorus) as General Partner will manage the Operating Partnership after closing.  Lorus will subscribe for Class B Units of the Operating Partnership and JBX Limited Partnership (“JBX”) will subscribe for Class A Units of the Operating Partnership.  Lorus understands that the sole limited partner of JBX will be The Erin Mills Development Corporation.  The Operating Partnership will continue to have the ability to sub-license the Technology to any potential partners with the potential to become a licence with Lorus when Lorus re-acquires the Business.

Between November 15, 2007 and June 30, 2009, Lorus will have the right to, and intends to, re-acquire the Business at its fair market value by purchasing all of the issued and outstanding Class A

Units of the Operating Partnership in consideration of, among other things, the issuance of between 25,846,000 and 32,308,500 common shares of Lorus.  In connection with its participation in this transaction, Lorus will issue 10 million warrants to the Manager to acquire common shares of Lorus at an exercise price of $0.45 per common share.

In addition, Lorus has reached an agreement with the holder of its $15 million convertible secured debentures (the “Debentures”) The Erin Mills Investment Corporation (“TEMIC”), subject to the successful completion of the tax assisted financing transaction, to repay the Debentures prior to maturity.  In consideration of the early repayment of the Debentures, TEMIC has agreed to cancel the warrants exercisable at $1.00 per common share that were originally issued upon entering into the Debentures in October 2004.

“This transaction will improve the financial position of Lorus both by eliminating our currently outstanding $15 million in convertible debentures, as well as the monthly interest costs of approximately $75,000 and the corresponding monthly issuance of approximately 250,0000 common shares to pay the interest.  It will also provide Lorus with significant additional funds to use towards the advancement of our small molecule and antisense drug development programs.” said Dr. Jim Wright, President and C.E.O. “Lorus continues to focus on forming partnerships for drugs under clinical development, primarily, its proprietary antisense products, as well as Virulizin®.”

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and recently has completed a Phase III registration clinical program. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com/.